SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          __________________________

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 Emco Limited
                 --------------------------------------------
                               (Name of Issuer)


                     Common Shares, No Par Value Per Share
                -----------------------------------------------
                        (Title of Class of Securities)


                                   290839109
               ------------------------------------------------
                                (CUSIP Number)


   David Bradford                      with copy to:
   Secretary                           Stephen M. Banker
   Blackfriars Corp.                   Skadden, Arps, Slate, Meagher & Flom LLP
   555 Skokie Blvd Suite #555          Four Times Square
   Northbrook, Illinois 60062          New York, New York 10036
   (818) 597-3750                      (212) 735-3000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 8, 2003
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                       ________________________________


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 290839109                 13D          Page 2 of 13 Pages


===============================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)

       2022841 Ontario Inc.
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) |X|
                                                               (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       AF
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e).                          |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Ontario
-------------------------------------------------------------------------------

        Number of                    (7)   Sole Voting Power
    Shares Beneficially
        Owned                              None
       by Each                       ------------------------------------------
      Reporting                      (8)   Shared Voting Power
     Person With
                                           15,223,873
                                     ------------------------------------------
                                     (9)   Sole Dispositive Power

                                           None
                                     ------------------------------------------
                                     (10)  Shared Dispositive Power

                                           15,223,873
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person*
       15,223,873
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                       |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       95.7%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       CO
===============================================================================

    CUSIP No. 290839109               13D                  Page 3 of 13 Pages


===============================================================================
(1)    Name of Reporting Persons.  IRS Identification Nos. of Above
       Persons (Entities Only)
       Gorbridge Holdings Corp.
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) |x|
                                                                (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       AF
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e).                             |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Delaware
-------------------------------------------------------------------------------

           Number of                     (7)      Sole Voting Power
        Shares Beneficially
               Owned                              None
              by Each                    --------------------------------------
             Reporting                   (8)      Shared Voting Power
            Person With
                                                  15,223,873
                                         --------------------------------------
                                         (9)      Sole Dispositive Power

                                                  None
                                         --------------------------------------
                                         (10)     Shared Dispositive Power

                                                  15,223,873
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person*
       15,223,873
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                          |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       95.7%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       CO
===============================================================================

    CUSIP No. 290839109             13D                    Page 4 of 13 Pages


===============================================================================

(1)    Name of Reporting Persons.  IRS Identification Nos. of Above
       Persons (Entities Only)
       Blackfriars Corp.
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) |X|

                                                               (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       WC
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e).                                    |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Delaware
-------------------------------------------------------------------------------

           Number of                  (7)      Sole Voting Power
       Shares Beneficially
              Owned                            None
             by Each                  -----------------------------------------
            Reporting                 (8)      Shared Voting Power
           Person With
                                               15,223,873
                                      -----------------------------------------
                                      (9)      Sole Dispositive Power

                                               None
                                      -----------------------------------------
                                      (10)     Shared Dispositive Power

                                               15,223,873
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person*
       15,223,873
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                             |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       95.7%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)

       CO
===============================================================================

    CUSIP No. 290839109                13D               Page 5 of 13 Pages


===============================================================================

(1)    Name of Reporting Persons.  IRS Identification Nos. of Above
       Persons (Entities Only)
       C. Hogel Trust
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       AF
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e).                                           |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Illinois
-------------------------------------------------------------------------------

          Number of                         (7)     Sole Voting Power
       Shares Beneficially
              Owned                                 None
             by Each                         ----------------------------------
            Reporting                        (8)    Shared Voting Power
           Person With
                                                    15,223,873
                                             ----------------------------------
                                             (9)    Sole Dispositive Power

                                                    None
                                             ----------------------------------
                                             (10)   Shared Dispositive Power

                                                    15,223,873
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person*
       15,223,873
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                          |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       95.7%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       OO
===============================================================================

    CUSIP No. 290839109               13D               Page 6 of 13 Pages


===============================================================================

(1)    Name of Reporting Persons.  IRS Identification Nos. of Above
       Persons (Entities Only)
       Trust of K. Colburn
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |X|

                                                                    (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       AF
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e).                                          |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Illinois
-------------------------------------------------------------------------------

               Number of                   (7)    Sole Voting Power
          Shares Beneficially
                 Owned                            None
                by Each                    ------------------------------------
               Reporting                   (8)    Shared Voting Power
              Person With
                                                  15,223,873
                                           ------------------------------------

                                           (9)    Sole Dispositive Power

                                                  None
                                           ------------------------------------

                                           (10)   Shared Dispositive Power

                                                  15,223,873
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person*
       15,223,873
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                            |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       95.7%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       OO
===============================================================================

    CUSIP No. 290839109                   13D             Page 7 of 13 Pages


===============================================================================

(1)    Name of Reporting Persons. IRS Identification Nos. of Above
       Persons (Entities Only)
       Trust of R. Colburn
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) |X|

                                                               (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       AF
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e).                                      |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Illinois
-------------------------------------------------------------------------------

                 Number of               (7)      Sole Voting Power
            Shares Beneficially
                   Owned                          None
                  by Each                --------------------------------------
                 Reporting               (8)      Shared Voting Power
                Person With
                                                  15,223,873
                                         --------------------------------------

                                         (9)      Sole Dispositive Power

                                                  None
                                         --------------------------------------

                                         (10)     Shared Dispositive Power

                                                  15,223,873
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person*
       15,223,873
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                        |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       95.7%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       OO
===============================================================================

    CUSIP No. 290839109                  13D               Page 8 of 13 Pages


===============================================================================

(1)    Name of Reporting Persons. IRS Identification Nos. of Above
       Persons (Entities Only)
       K. Colburn
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |X|

                                                                    (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       AF
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e).                                      |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       United States
-------------------------------------------------------------------------------

               Number of                   (7)    Sole Voting Power
           Shares Beneficially
                  Owned                           None
                 by Each                   ------------------------------------
                Reporting                  (8)    Shared Voting Power
               Person With
                                                  15,223,873
                                           ------------------------------------

                                           (9)    Sole Dispositive Power

                                                  None
                                           ------------------------------------

                                           (10)   Shared Dispositive Power

                                                  15,223,873
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person*
       15,223,873
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                             |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       95.7%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       IN
===============================================================================

    CUSIP No. 290839109                   13D              Page 9 of 13 Pages


===============================================================================

(1)    Name of Reporting Persons. IRS Identification Nos. of Above
       Persons (Entities Only)
       R. Colburn
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |X|

                                                                    (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       AF
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e).                                   |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       United States
-------------------------------------------------------------------------------

                Number of                (7)     Sole Voting Power
          Shares Beneficially
                 Owned                           None
                by Each                  --------------------------------------
               Reporting
              Person With                (8)     Shared Voting Power

                                                 15,223,873
                                         --------------------------------------

                                         (9)     Sole Dispositive Power

                                                 None
                                         --------------------------------------

                                         (10)    Shared Dispositive Power*

                                                 15,223,873
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person*
       15,223,873
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                    |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       95.7%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       IN
===============================================================================

         This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D ("Schedule 13D") originally filed March 3, 2003 by 2022841 Ontario Inc. ("Purchaser"), Gorbridge Holdings Corp., Blackfriars Corp. ("Parent"), C. Hogel Trust, Trust of K. Colburn, Trust of R. Colburn, K. Colburn and R. Colburn. The Schedule 13D relates to Purchaser's offer (the "Offer") to purchase all of the outstanding common shares, no par value per share ("Common Shares"), of Emco Limited, an Ontario corporation (the "Company"), at a price of Cdn$16.60 per share, net to the seller in cash, without interest thereon. The terms and conditions of the Offer are set forth in the Offer to Purchase, dated as of February 28, 2003 (the "Offer to Purchase"), as amended, a copy of which was filed as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO of Purchaser and Parent, filed with the Securities and Exchange Commission on February 28, 2003 (the "Schedule TO") and in the related letter of transmittal.


Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

         The Offer expired at 8:00 p.m. (EST), on Monday April 7, 2003, and was not extended. Based on information provided by Computershare Trust Company of Canada, the depositary for the Offer, 15,223,873 Common Shares (including 310,803 Common Shares subject to guaranteed delivery), representing approximately 95.7% of the issued and outstanding Common Shares, were validly tendered pursuant to the Offer and not validly withdrawn. Purchaser has accepted for payment all Common Shares validly tendered and not withdrawn prior to the expiration of the Offer.

         Section 188 of the Business Corporation Act (Ontario) (the "OBCA") permits Purchaser to acquire the Common Shares not tendered pursuant to the Offer if, within 120 days after the date of the Offer, the Offer is accepted by the holders of not less than 90% of the Common Shares (other than Common Shares held by or on behalf of Purchaser and its affiliates or associates). As a result of the purchase of 95.7% of the outstanding Common Shares by Purchaser in the Offer, Purchaser intends to acquire all remaining publicly held Common Shares pursuant to Section 188 of the OBCA. Remaining public holders of Common Shares will be sent materials to allow them to elect to exchange their Common Shares for Cdn$16.60 per Common Share or to dissent and demand fair value for their Common Shares, in each case in accordance with
Section 188 of the OBCA.

                       SIGNATURES AND POWERS OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Christopher Pappo and K. Colburn and R. Colburn and each of them, with full power to act without the other, as attorneys-in-fact and agents for the undersigned, with full power of substitution and resubstitution, in any and all capacities (until revoked in writing) to sign any and all amendments to this Statement on Schedule 13D, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2003
                                          2022841 ONTARIO INC.


                                          By: /s/ Christopher Pappo
                                              ---------------------------
                                              Christopher Pappo
                                              Chief Financial Officer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2003
                                          GORBRIDGE HOLDINGS CORP.


                                          By:  /s/ K. Colburn
                                               ------------------------------
                                               K. Colburn
                                               President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2003
                                            BLACKFRIARS CORP.


                                            By:  /s/ K. Colburn
                                                 ----------------------------
                                                 K. Colburn
                                                 President


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2003
                                            C. H0GEL TRUST


                                            By:  /s/ K. Colburn
                                                 --------------------------
                                                 K. Colburn
                                                 Trustee


                                            By:  /s/ R. Colburn
                                                 ---------------------------
                                                 R. Colburn
                                                 Trustee


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2003
                                            TRUST OF K. COLBURN


                                            By:  /s/ K. Colburn
                                                 ----------------------------
                                                 K. Colburn
                                                 Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2003
                                            TRUST OF R. COLBURN


                                            By: /s/ R. Colburn
                                                -----------------------------
                                                R. Colburn
                                                Trustee


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2003


                                             /s/ K. Colburn
                                             -------------------------------
                                             K. Colburn



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2003


                                           /s/ R. Colburn
                                           ---------------------------------
                                           R. Colburn